U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 0-21419



(Check One):      [X] Form 10-K     [_] Form 20-F      [_] Form 11-K
                  [_] Form 10-Q     [_] Form N-SAR     [_] Form N-CSR

For Period Ended:  December 31, 2006

             [_] Transition Report on Form 10-K
             [_] Transition Report on Form 20-F
             [_] Transition Report on Form 11-K
             [_] Transition Report on Form 10-Q
             [_] Transition Report on Form N-SAR

For the Transition Period Ended:
                                --------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                            NETFABRIC HOLDINGS, INC.
                             Full Name of Registrant

                            Former Name if Applicable

                               THREE STEWART COURT
            Address of Principal Executive Office (Street and Number)

                               DENVILLE, N.J 07834

                            City, State and Zip Code

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                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

      The Company could not complete its annual report on Form 10-KSB for the fiscal year ended December 31, 2006, on a timely basis due to certain unforeseen difficulties in connection with its preparation.


                                     PART IV
                                OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification

      Vasan Thatham                 (973) 887-2785
      -------------                 ------------------------------
         (Name)                     (Area Code)(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                [X] Yes  [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [_] No

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If so: attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attachment

                            NETFABRIC HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007                 By:   /s/ Vasan Thatham
                                       ---------------------------
                                       Name: Vasan Thatham
                                       Title: Vice President and Chief
                                              Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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                            ATTCHEMENT TO PART IV OF
                                 FORM 12b-25 OF
                            NETFABRIC HOLDINDS, INC.


      With respect to the Form 10-KSB for the year ended December 31, 2006


On May 20, 2005, the Company entered into and closed on a share exchange agreement, whereby the Company acquired all of the issued and outstanding shares of UCA Services, Inc. Therefore, the results of operations for the fiscal year ended December 31, 2006 will significantly vary from the corresponding period of last fiscal year. In addition, on May 5, 2006, the Company announced its decision to exit from the hardware-based VoIP communications product line (including resale of transport services) that is targeted at small to mid-sized businesses. Therefore, the results of the VoIP segment will be classified as discontinued operations, with reclassification of prior year results to conform with the current year's presentation.

The Company anticipates reporting revenues of $4,647,496 (unaudited) for the three months ended December 31, 2006 compared to revenues of $5,056,958 (unaudited) reported for the three months ended December 31, 2005.


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